UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2022

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1545 Courtney Ave Los Angeles, CA	90046
(Address of principal executive offices)	(Zip Code)

(646) 432-0610

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Common Stock, $0.0001 par value, and one half of one redeemable warrant	TWND.U	NYSE American
Class A Common Stock included as part of the units	TWND	NYSE American
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	TWND WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into A Material Definitive Agreement.

This Current Report on Form 8-K, or this report, provides a summary of a certain amendment and agreement entered into in connection with the previously disclosed Business Combination Agreement by and among Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Nuburu”), dated as of August 5, 2022 and filed as Exhibit 2.1 to Tailwind’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2022 (the “Business Combination Agreement” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Second Amendment to Preferred Stock Sale Option Agreement

On November 28, 2022, Tailwind and certain other parties entered into a second amendment (the “Second Amendment to Preferred Stock Sale Option Agreement”) to that certain Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among Tailwind and each of Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC and Anzu Nuburu V LLC (the “Anzu SPVs”) (as further amended by the Amendment to Preferred Stock Sale Option Agreement entered into on November 22, 2022, the “Preferred Stock Sale Option Agreement”). The Second Amendment to Preferred Stock Sale Option Agreement further amends the Preferred Stock Sale Option Agreement to, among other things, (a) restrict the ability of each of the Anzu SPVs to transfer (i) any shares of Series A Preferred Stock, par value $0.0001 per share, of Tailwind following the Business Combination (“New Nuburu Series A Preferred Stock”) that was acquired by such Anzu SPV pursuant to Tailwind’s exercise of the Option (as defined in the Preferred Stock Sale Option Agreement), and (ii) any shares of common stock, par value $0.0001 per share, of Tailwind following the Business Combination (“New Nuburu Common Stock”) to be issued to such Anzu SPV as a result of any conversion of any shares of New Nuburu Series A Preferred Stock referred to in the foregoing clause (i), until the earliest of (A) December 29, 2023, (B) the date that the aggregate number of shares of New Nuburu Common Stock sold under that certain Rule 10b5-1 Sales Plan expected to be entered into, by and between the Anzu SPVs and certain other parties related to the Anzu SPVs (the “Anzu Investors”) on the one hand and Tigress Financial Partners, LLC (“Tigress”) on the other, results in no remaining shares of New Nuburu Common Stock being available for Tigress to sell under the plan with respect to such Anzu SPV or (C) the termination of such plan with respect to such Anzu SPV; (b) restrict each of the Anzu SPVs from transferring any shares of New Nuburu Series A Preferred Stock which it may be required by Tailwind to purchase pursuant to the Preferred Stock Sale Option Agreement or any shares of New Nuburu Common Stock issued upon conversion thereof, subject to certain exceptions; and (c) provides that the board of directors of Tailwind, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereof, will adopt one or more resolutions consistent with the interpretive guidance of the SEC designed to cause each acquisition of shares of New Nuburu Series A Preferred Stock by the Anzu SPVs pursuant to the Preferred Stock Sale Option Agreement to be an exempt transaction for purposes of Section 16(b) of the Exchange Act, pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law.

Anzu Designee Letter Agreement

On November 28, 2022, Nuburu, Tailwind and Anzu Partners LLC (“Anzu Partners”) entered into the Anzu Designee Letter Agreement that, among other things provides that Tailwind and Nuburu will use their respective reasonable best efforts to cause Daniel Hirsch (or, if Mr. Hirsch is unable to serve as a director of Tailwind as of the closing of the Business Combination, then another representative designated by Anzu Partners in writing and reasonably acceptable to Nuburu) to be a member of the board of directors of Tailwind following the closing of the Business Combination as a Class III director pursuant to Section 2.05(b) and Section 7.15(a) of the Business Combination Agreement (such representative, the “Anzu Representative”). In addition, following the closing of the Business Combination, in connection with any vacancy caused by the departure of the Anzu Representative from the board of directors of Tailwind (unless Anzu Partners declines in writing to designate a successor nominee), Tailwind shall cause such vacancy to be filled by one designee of Anzu Partners (to be selected by Anzu Partners, with notice of such selection to be delivered in writing to Tailwind, and reasonably acceptable to Tailwind). The foregoing obligation automatically terminates at the close of business on the day on which the initial term of the Class III directors ends, which is expected to be in the second quarter of 2025.

The foregoing descriptions of the Second Amendment and the Anzu Designee Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such amendment and agreement, which are attached as Exhibit 10.1 and 10.2 hereto respectively and are incorporated by reference herein.

Important Information and Where to Find It

In connection with the Business Combination, Tailwind filed a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind and Nuburu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in the Business Combination Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed Business Combination will be set forth in the Business Combination Proxy Statement.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this report, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Nuburu, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and Nuburu and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Nuburu, Tailwind, the combined company; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of Nuburu, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the inability to meet the listing standards of the securities exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Nuburu as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Nuburu or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital Fund, LLC; (12) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain a further extension of the Business Combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, the Business Combination Proxy Statement and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor Nuburu gives any assurance that either Tailwind or Nuburu or the combined company will achieve its expected results. Neither Tailwind nor Nuburu undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto.

10.2	Letter Agreement, dated November 28, 2022, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 28, 2022

Tailwind Acquisition Corp.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

Exhibit 10.1

Second AMENDMENT TO Preferred Stock Sale Option AGREEMENT

This Second Amendment to Preferred Stock Sale (this “Amendment”), dated as of November 28, 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “Company”), and the other signatories hereto (together with the Company, the “Parties”), is to that certain Preferred Stock Sale Option Agreement, dated as of August 5, 2022 (as amended pursuant to the Amendment to Preferred Stock Sale Option Agreement dated November 22, 2022, the “Sale Option Agreement”), by and among the Company and the Holders (as defined therein). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Sale Option Agreement.

RECITALS

WHEREAS, Section 8.12 of the Registration Rights Agreement, as incorporated into Section 5 of the Sale Option Agreement, provides that the Sale Option Agreement may be amended prior to the Effective Time only by an agreement in writing signed by the Company and the Holders;

WHEREAS, the Holders, together with certain other parties, expect to be party to a Rule 10b5-1 Sales Plan (the “Sales Plan”) with Tigress Financial Partners LLC (“Tigress”) pursuant to which the Holders and such other parties will authorize Tigress to sell shares of Stock (as defined in the Sales Plan), subject to the conditions and limitations set forth in the Sales Plan; and

WHEREAS, each of the Parties desires to amend, and does hereby amend, the Sale Option Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Amendments to the Sale Option Agreement.

(a)            A new Section 8 is hereby inserted into the Sale Option Agreement to read as follows:

“8.           Transfer Restrictions

(a)           Except as permitted by Section 8(b), each Holder shall not Transfer any Restricted Securities beneficially owned or owned of record by such Holder until the end of the Lock-up Period.

(b)           The provisions of Section 8(a) shall not apply to:

(i)            the conversion of Shares into securities or other property in accordance with the terms thereof;

(ii)          Transfers as a bona fide gift;

(iii)         Transfers to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

(iv)          Transfers by will or intestate succession upon the death of the undersigned;

(v)           Transfers pursuant to a qualified domestic order or in connection with a divorce settlement;

(vi)          if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the undersigned, and (B) distributions to partners, limited liability company members or stockholders of the undersigned;

(vii)        Transfers to the Company’s officers, directors or their affiliates;

(viii)       pledges of Restricted Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers;

(ix)         Transfers after (I) the announcement of a bona fide tender or exchange offer by a person other than (A) the Holders or (B) an affiliate of the Holders where such affiliation does not arise with or through the Company with respect to the Shares or Common Stock or (II) a public announcement is made by the Company or a person controlled by the Company with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Company as a result of which the Shares or Common Stock will be exchanged for or converted into shares of another company; and

(x)           the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Restricted Securities during the Lock-up Period;

provided, however, that in the case of any Transfer pursuant to paragraphs (ii) through (vii), each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

(c)            For purposes of this Section 8:

(i)) “Lock-up Period” shall mean with respect to a Holder the period beginning on the Closing Date and ending on the earliest of (A) December 29, 2023, (B) the date that the aggregate number of shares of Stock (as defined in the Sales Plan) sold under the Sales Plan results in no remaining shares of Stock available for Tigress to sell with respect to such Holder and (C) the termination of the Sales Plan with respect to such Holder.

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(ii) “Restricted Securities” shall mean with respect to a Holder and its respective Permitted Transferees:

(A) any shares of New SPAC Series A Preferred Stock that was acquired by such Holder pursuant to the Company’s exercise of the Option; and.

(B) any shares of Common Stock to be issued to such Holder as a result of any conversion of any shares of New SPAC Series A Preferred Stock referred to in clause (A) above).

(iv) “Sales Plan” shall mean that certain Rule 10b5-1 Sales Plan that the Holders and other persons expect to enter into with Tigress pursuant to which the Holders will authorize Tigress to sell shares of Stock, subject to the conditions and limitations set forth in the Sales Plan.

(v) “Tigress” shall mean Tigress Financial Partners LLC.

(b)            A new Section 9 is hereby inserted into the Sale Option Agreement to read as follows:

“9.           Board Approval. The board of directors of the Company, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended, the “Exchange Act”) thereof, shall adopt one or more resolutions consistent with the interpretive guidance of the Securities and Exchange Commission designed to cause each acquisition of shares of New SPAC Series A Preferred Stock by the Holders pursuant to this Agreement to be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law.”

2.	References to the Sale Option Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Sale Option Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Sale Option Agreement shall refer to the Sale Option Agreement as amended by this Amendment. Except as specifically set forth above, the Sale Option Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become immediately effective, and (b) this Amendment shall be incorporated in, and become a part of, the Sale Option Agreement as set forth herein for all purposes of the Sale Option Agreement.

3.	Other Miscellaneous Provisions. Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.12, 8.13 and 8.15 of the Registration Rights Agreement, as incorporated through Section 5 of the Sale Option Agreement, shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

COMPANY:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

[Signature Page to Second Amendment to Preferred Stock Sale Option Agreement]

HOLDERS:

Anzu Nuburu LLC

By:	/s/ David Seldin
Print Name:	David Seldin
Title:	Manager

Anzu Nuburu II LLC

By:	/s/ David Seldin
Print Name:	David Seldin
Title:	Manager

Anzu Nuburu III LLC

By:	/s/ David Seldin
Print Name:	David Seldin
Title:	Manager

Anzu Nuburu V LLC

By:	/s/ David Seldin
Print Name:	David Seldin
Title:	Manager

[Signature Page to Second Amendment to Preferred Stock Sale Option Agreement]

Exhibit 10.2

November 28, 2022

Anzu Partners LLC

12160 Race Track Road

Suite 250

Tampa, FL 33626

Attn: Daniel J. Hirsch

Re: Nuburu, Inc. - Board Designees

Ladies and Gentlemen:

Reference is made to that certain Business Combination Agreement dated as of August 5, 2022 (the “BCA”) among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc. and Nuburu, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the BCA.

In consideration of the mutual promises and covenants set forth herein, Tailwind, the Company and Anzu Partners LLC (“Anzu”) hereby agree as follows:

1.	Anzu Designee Post-Closing.

(a)            Upon the Effective Time, Tailwind and the Company shall use their respective reasonable best efforts to cause Daniel J. Hirsch (or, if Daniel J. Hirsch is unable to serve as a director of Tailwind at the Effective Time, then another representative designated by Anzu in writing and reasonably acceptable to the Company) to be a member of the SPAC Board as a Class III director pursuant to Section 2.05(b) and Section 7.15(a) of the BCA (such representative, the “Anzu Representative”).

(b)            Subject to Section 1(c) hereof, following the Effective Time, in connection with any vacancy caused by the departure of the Anzu Representative from the SPAC Board (unless Anzu declines in writing to designate a successor nominee), Tailwind shall cause such vacancy to be filled by one designee of Anzu (to be selected by Anzu, with notice of such selection to be delivered in writing to Tailwind, and reasonably acceptable to Tailwind).

(c)            Tailwind’s obligations pursuant to Section 1(b) shall automatically terminate at the close of business on the day on which the initial term of the Class III directors ends.

2.	Representations and Warranties. Each of the parties hereto hereby represents and warrants to each of the other parties hereto as follows:

(a)            The execution and delivery by such party of this letter agreement does not, and the performance of this letter agreement by such party will not, (i) conflict with or violate the governing documents of such party, (ii) conflict with or violate any law applicable to such party, (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any property or asset of such party pursuant to, any material agreement to which such party is bound, or (iv) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, consents, approvals, authorizations, permits or filings or other occurrences that, individually or in the aggregate, are not reasonably expected to prevent, materially delay or materially impede the performance by such party of its obligations under this letter agreement.

1

(b)            Such party has all necessary power and authority to execute and deliver this letter agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such party of this letter agreement, the performance by such party of its obligations hereunder and the consummation by such party of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action and no other corporate actions on the part of such party are necessary to authorize this letter agreement or to consummate the transactions contemplated hereby. This letter agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

3.	Miscellaneous.

(a)            Sections 10.03, 10.06, 10.07, 10.08 and 10.09 of the BCA shall apply to this letter agreement as if set forth herein, mutatis mutandis.

(b)            For clarity, as between Tailwind and the Company, Tailwind confirm their consent for each other to enter into this letter agreement, notwithstanding any provision of Section 6.01 or Section 6.02 of the BCA that may be interpreted to the contrary.

[Signature page follows]

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Very truly yours,

NUBURU, INC.

By:	/s/ Mark Zediker
Name:	Mark Zediker
Title:	Chief Executive Officer

Agreed and Accepted:

TAILWIND ACQUISITION CORP.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

ANZU PARTNERS LLC

By:	/s/ David Seldin
Name:	David Seldin
Title:	Manager

[Signature Page to Letter Agreement (Board Designee)]